Exhibit 4.26

One Churchill Place
London

E14 5HP

11 September 2014

Tel 020 7116 8099

Fax 020 7116 7665

lawrence.dickinson@barclays.com

Dear Mr McFarlane,

I am writing to you to set out the terms of your appointment as Non-Executive Director of Barclays PLC and Barclays Bank PLC (“Non-Executive Director”) and Chairman of Barclays PLC and Barclays Bank PLC (“Chairman”). Your appointment as a Non-Executive Director will commence on 01 January 2015 and your appointment as Chairman will commence with effect from the conclusion of the Barclays PLC Annual General Meeting on 23 April 2015. Your appointments will be on the terms set out in this Letter.

1.	Fees

As a Non-Executive Director you will receive a fee of £250,000 per annum, payable in arrears by equal monthly instalments by direct credit into your nominated bank account (“Director Fees”). Your Director Fees will be subject to deduction of tax and national insurance contributions (as applicable) which Barclays is obliged to deduct.

As Chairman you will receive a fee of £800,000 per annum, payable in arrears by equal monthly instalments by direct credit into your nominated bank account (“Fees”). Your Fees will be subject to deduction of tax and national insurance contributions (as applicable) which Barclays is obliged to deduct. For the avoidance of doubt, the Fees are inclusive of any fees to which you will be entitled as a Non-Executive Director (including the Director Fees) and in respect of any other service which you may provide to Barclays PLC and/or Barclays Group from time to time.

Following the commencement of your appointment as a Non-Executive Director, £30,000 per annum of the Director Fees, after tax and national insurance (as applicable), will be used to purchase Barclays PLC shares twice per year, after the announcement of full-year and half-year Results in each year. These shares will be held on your behalf until you leave the Board of Barclays PLC. You will be provided with an agreement setting out details in respect of this remuneration in Barclays PLC shares, which you will be asked to sign and return.

Following the commencement of your appointment as Chairman, £100,000 per annum of the Fees, after tax and national insurance (as applicable), will be used to purchase Barclays PLC shares twice per year, after the announcement of full-year and half-year Results in each year. For the avoidance of doubt, the requirement to use £100,000 of the Fees to purchase Barclays PLC shares will replace the requirement as Non-Executive Director to use £30,000 of the Director Fees to purchase Barclays PLC shares. These shares will be held on your behalf until you leave the Board of Barclays PLC. You will be provided with an agreement setting out details in respect of this remuneration in Barclays PLC shares, which you will be asked to sign and return.

The Fees may be subject to any amendment or qualification as required by any law, regulation or regulatory authority.

Any reasonable out of pocket expenses that you incur in performing your duties as Chairman, and Non-Executive Director (travelling expenses in attending Board meetings etc) will be reimbursed in accordance with our standard expenses policy. The Board Remuneration Committee (with the Chairman abstaining) reviews the level of fees paid to the Chairman annually.

2.	Terms of Your Appointment

The Board, rather than the shareholders in general meeting, have appointed you to the Boards of Barclays PLC and Barclays Bank PLC. As a consequence, you are required to seek re-election at the Barclays PLC Annual General Meeting on 23 April 2015. As with all of the Directors, you will then normally be required to seek re-election on an annual basis.

Your appointment as Chairman and Non-Executive Director may be terminated at any time in accordance with the Articles of Association, the Companies Act 2006 or the provisions of this Letter.

Prior to your appointment as Chairman, your appointment as Non-Executive Director may be terminated by us on six months’ notice. Your appointment as Chairman (which shall include your appointment as Non-Executive Director) may be terminated by us on twelve months’ notice. We also reserve the option, in our absolute discretion, to terminate your appointment with immediate effect and to pay you your Fees (as applicable) subject to deductions, in equal instalments at such time(s) as you would have received such payment(s) of Fees (as applicable) had you been required to remain in your appointment for the whole or remainder of your notice period. You acknowledge and accept your obligation to mitigate your loss by seeking comparable new appointments and/or employment. If you mitigate your loss by commencing alternative appointments and/or employment or by obtaining employment for your services during the period in which payments of Fees (as applicable) are due, you agree to provide a notification to this effect and we reserve the right to cease or reduce further payment of Fees (as applicable).

Your appointment as Chairman (including, for the avoidance of doubt, your appointment as a Non-Executive Director) would automatically terminate without any entitlement to notice or payment if the Barclays PLC shareholders do not re-elect you whenever you stand for re-election and/or if you are removed from office by the shareholders.

The Board shall also reserve the right to reconsider your appointment as Chairman (including, for the purposes of this provision, your appointment as Non-Executive Director) and therefore to terminate your appointment forthwith (without notice or payment in lieu) should there be any material change to your personal circumstances that the Board believes may affect your appointment as Chairman. A material change shall include, but not be limited to, the following:

•	Where you are appointed to any other company, corporate body or other entity (internal or external), or have any other significant commitment which has not been agreed in advance with the Board.

•	Where you are guilty of any serious misconduct or any conduct does or is calculated to or is likely to bring any member of the Barclays Group or you into disrepute.

•	Where you become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with your creditors.

•	Where you are convicted of any criminal offence (other than an offence under any road traffic legislation in the United Kingdom or elsewhere for which a fine or non-custodial penalty is imposed).

•	Where you become prohibited by law from being a director.

•	Where you are guilty of any material breach or material non-observance of any of the provisions of this Letter or its schedules or the rules of any applicable regulatory authority, or are guilty of any serious negligence in carrying out your duties under this Letter.

•	Where you are unable to perform your role due to illness or disability for a period of no fewer than 36 working days in any period of 12 months (provided that the Board will not exercise its rights to terminate your appointment forthwith in this circumstance without first notifying you and considering any representations you may have).

Where such a material change occurs, you must inform the Board, via me as Company Secretary, as soon as possible.

Should you wish to resign your appointment, you are required to give us not less than six months’ notice.

3.	Role

Attached to this Letter in schedule 2 is a role profile for Chairman and Directors as well as a Charter of Expectations for Chairman and Non-Executive Directors, which you should familiarise yourself with and which have been agreed by the Board. The Board may change these role profiles from time to time and the role profile(s) as amended shall, once notified to you, be deemed to form part of this Letter in place of the document attached.

During your appointment you shall diligently perform such duties and functions as are consistent with your position as Chairman and the role profile and as may be required by legislation and regulation.

Arrangements for review of your performance as Chairman will be agreed by the Board from time-to-time, as appropriate.

You will immediately report to the Board your own wrongdoing or actual or proposed wrongdoing of any employee or director of the Barclays Group of which you become aware.

4.	Time Commitment

As Chairman, you shall be required to devote broadly four days per week (calculated on the basis of an average over the course of the financial year) in performing your duties. You agree to commit additional time to your role as circumstances require particularly (as at the time of your appointment), during periods of increased activity. You recognise that these services must take priority over other commitments and the particular need for your availability in the event of a significant matter arising. You confirm you disclosed all other offices, employments and significant interests and will notify the Board of any changes in advance. In any holiday year (being the period from 1 April to the end of March) you are entitled to 30 days holiday in addition to statutory holidays.

5.	Directors Share Qualification

Under our Articles of Association, you will be required to hold £500 in nominal value (2,000 ordinary shares of 25p each) of Barclays PLC shares within two months of your appointment as a Non-Executive Director unless you are restricted from acquiring or holding such an interest by any law, regulation or authority.

If you would like any assistance in buying these shares please speak to me. If you already hold Barclays shares, please let me know as soon as possible so that we can update the register of Directors’ interests.

6.	Induction and support

Immediately after appointment, you will be provided with an appropriate induction. The services of the Company Secretary and the Barclays Corporate Secretariat are available to assist you with both day-to-day and specific matters in your role as Chairman and Non-Executive Director. For the duration of your appointment as Chairman and Non-Executive Director, should you feel that there may be implications for you personally in carrying out the duties of your role as Chairman and Non-Executive Director, on obtaining approval from the Company Secretary, you may seek independent advice on any matter, at the Group’s expense.

During your appointment as Chairman (or from such earlier date as we may agree):

•	subject to the rules of the relevant scheme from time to time in force, you will be provided with private medical insurance to cover you under the terms of the Barclays scheme rules. Your spouse will be eligible to participate in the Barclays scheme for dependants under the terms of that scheme from time to time in force, with monthly premiums payable at your cost; and

•	you will have a private office; and

•	you will have access to a car and driver from the Executive Chauffeur pool for business purposes, to the extent such a service continues to be made available to Barclays Executives.

You will also receive dedicated support equivalent to that available to Executive Directors in respect of your information technology and communications requirements from the date of your appointment as Non-Executive Director.

7.	Indemnity

For the avoidance of doubt, the Boards have confirmed that as a director you have the benefit of and are able to rely upon the indemnity contained in Article 147 of the Barclays PLC Articles of Association and in Article 143 of the Barclays Bank PLC Articles of Association, the terms of which are hereby expressly incorporated into this letter of appointment. Copies of the relevant Articles are attached for your ease of reference.

You will have the benefit of such directors’ and officers’ liability insurance as may be purchased from time to time for the Board of Directors of Barclays PLC and Barclays Bank PLC, subject at all times to its terms and conditions

8.	Confidentiality

You will appreciate that the business of Barclays PLC and the Barclays Group is a specialised and competitive business and that during the course of your appointment you will have access to and have an intimate knowledge of the trade secrets and confidential information of Barclays PLC and the Barclays Group. You further acknowledge that the disclosure of any trade secrets or confidential information to actual or potential competitors of Barclays PLC and/or any Barclays Group Company would place Barclays PLC and/or the Barclays Group at a serious competitive disadvantage and would do serious damage, financial and/or otherwise, to its or their business and business development and would cause immeasurable harm.

You must neither during the term of your appointment (except in the proper performance of the duties of your office or with the express written consent of the Board) nor at any time (without limit) after the termination of your appointment except in compliance with an order of a competent court:

•	publish, divulge or communicate to any person, company, business entity or other organisation or to the media or any social media;

•	use for your own purposes or for any purposes other than those of Barclays PLC or the Barclays Group; or

•	through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of any Confidential Information.

These restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through any breach by you of the provisions of this Letter or other default of yours.

All notes, memoranda, records and documents (in whatever form or media held) that you make during the term of your Appointment in performing your duties as Chairman will belong to the Barclays Group and will be handed over to Barclays together with any copies promptly from time to time on reasonable request of any Barclays Group Company and at the end of your appointment.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. You should at all times comply with the Barclays Group Share Dealing Code or with any more stringent dealing rules that we notify to you are applicable.

9.	Data Privacy

Barclays PLC and Barclays Bank PLC shall process your personal information for administrative and other purposes related to your appointment and the conduct of the business of the Barclays Group (the “Agreed Purposes”). Processing includes obtaining, holding, editing, destroying and disclosing your personal information to any Barclays Group company and/or any third parties (for example, insurers, banks and new Barclays Group companies following a business transfer or merger) for the Agreed Purposes (“Processing” or “Process”).

The Company may transfer your information to any Barclays Group company and/or any third parties (for example, insurers, banks and new Barclays Group companies following a business transfer or merger) in order to Process your personal information for the Agreed Purposes.

You agree to provide your personal information to Barclays PLC and Barclays Bank PLC and consent to the Processing of that information for the Agreed Purposes. This may include transfers to recipients based in another country to your place of appointment (either within or outside the European Economic Area).

10.	Definitions

The defined terms used in this letter have the meanings as set out in Schedule 1 to this letter.

The terms of this letter may be subject to any amendment or qualification as required by any law, regulation or regulatory authority.

I should be grateful if you would confirm receipt of this letter, and your acceptance of the proposed appointments as set out, by signing and returning the enclosed copy. I am available at any time to provide any information you may need.

Yours sincerely

Lawrence Dickinson

Company Secretary

I agree to the terms and conditions of my appointment as set out in this letter.

Signed:

Date:

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